ICZOOM GROUP INC.

September 16, 2021

Via Edgar

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Registration Statement on Form F-1
Filed August 23, 2021
File No. 333-259012

Dear Mr. Scott Stringer:

This letter is in response to the letter dated September 3, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Cover Page

1. Please refer to the prospectus cover page and the third paragraph. Please revise the first sentence to clarify that you are not a Chinese operating company but rather a holding company incorporated in the Cayman Islands. Additionally, please clarify that investors may never directly hold equity interests in a Chinese operating company. Please revise to clearly state that the VIE structure is being used to replicate foreign investment in a Chinese-based company because Chinese law prohibits direct foreign investment in internet-based businesses, as opposed to saying that you control your VIE through contractual arrangements to comply with PRC laws. In addition, we note your statement that you generate “most, if not all,” of your revenue from operations of your wholly foreign owned entity. To the extent you generate all of your revenues through your WOFE, please state this directly.

Response: In response to the Staff’s comments, we revised our disclosure on the third and fourth paragraphs of prospectus cover page the Registration Statement accordingly.

Prospectus Summary, page 5

2. Please move the diagram of the company’s corporate structure and the description of the relevant contractual agreements and how this type of corporate structure may affect investors to earlier in the prospectus summary. Please also include disclosure as to how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comments, we moved the diagram of the company’s corporate structure and the description of the relevant contractual agreements and how this type of corporate structure may affect investors to page 6 of the Registration Statement. Further, we added the disclosures related to the contractual arrangements on pages 6 to 10 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

3. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure in the summary of risk factors on page 22 of the Registration Statement of “China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and, could have a material adverse effect on our business and the value of our Class A ordinary shares”; “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. If our VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and decrease our price of Class A ordinary shares”; and “China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection with this offering and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.” The detailed risk factors were also disclosed in the Registration Statement accordingly.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comments, we added the disclosure under “Dividend Distributions or Assets Transfer among the Holding Company, Its Subsidiaries, and the VIE” on page 10 of the Registration Statement. We also added a diagram to illustrate the intending cashflow under current corporate structure on page 12 of the Registration Statement.

5. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule—depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comments, we added the disclosure on page 13 and 93 of the Registration Statement under “Quantitative Metrics of the Company and our VIE.” In addition, we added the disclosure of the selected consolidated financial data under “Summary Financial Data” on pages 28 to 31 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Risks Related to Doing Business in China, page 13

6. We note that the Chinese government continues to exert more oversight and control over Chinese technology firms. Please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers in the technology field could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure of the risk factor on page 57 of the Registration Statement of “China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, especially those in the technology filed. Additional compliance procedures may be required in connection with this offering and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval…”

We conduct our business through Pai Ming Shenzhen..., page 40

7. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: In response to the Staff’s comments, we revised our disclosure on page 48 of the Registration Statement of “We conduct our business through Pai Ming Shenzhen by means of Contractual Arrangements. If the PRC government determines that these contractual arrangements do not comply with PRC regulations relating to the relevant industries, or…”

The Chinese government exerts substantial influence..., page 45

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we added the disclosure of the risk factor separately on page 53 of the Registration Statement of “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares.”

Exhibits

9. The tax opinion filed as exhibit 8.1 says that it is not to be disclosed to or relied upon any person other than the addressee, except in certain circumstances where disclosure is required to be made, but in those cases it is only on a non-reliance basis. Please remove the limitation that such disclosure is permitted only on a non-reliance basis, as this suggests that investors in the offering are not entitled to rely on the opinion. See Staff Legal Bulletin 19.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen

Response: In response to the Staff’s comments, our PRC counsel, Han Kun Law Offices, revised its tax opinion, which was filed as the Exhibit 8.1 with this Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia Chief Executive Officer and Director

cc:	Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian District, Shenzhen